Exhibit 99.2
COMBINED CARVE-OUT FINANCIAL STATEMENTS
OF
YAMUNA SPIRIT AND KAVERI SPIRIT

F-10

INDEX TO COMBINED CARVE-OUT FINANCIAL STATEMENTS OF YAMUNA SPIRIT AND KAVERI SPIRIT

Page

Combined Carve-Out Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Combined Carve-Out Statements of Income (Loss) for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the three months ended March 31, 2010 and 2009 (unaudited)
F-2

Combined Carve-Out Balance Sheets at as December 31, 2009 and 2008 (audited) and March 31, 2010 (unaudited)	F-3

Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the three months ended March 31, 2010 and 2009 (unaudited)
F-4

Combined Carve-Out Statements of Changes in Owner’s Equity for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the three months ended March 31, 2010 (unaudited)
F-5

Notes to Combined Carve-Out Financial Statements	F-6

F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of TEEKAY TANKERS LTD.
We have audited the accompanying combined carve-out balance sheets of Yamuna Spirit and Kaveri Spirit (the “Company”) (Successor) as of December 31, 2009 and 2008, and the related combined carve-out statements of income (loss), cash flows and changes in owner’s equity for the five month period ended December 31, 2007 and for each of the years ended December 31, 2008 and 2009. We have also audited the combined carve-out statements of income (loss), cash flows and changes in owner’s equity of Yamuna Spirit and Kaveri Spirit (Predecessors) for the five month period ended May 31, 2007 and the two month period ended July 31, 2007. These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company (Successor) at December 31, 2009 and 2008, and the combined carve-out results of operations and cash flows for the five month period ended December 31, 2007 and for each of the years ended December 31, 2008 and 2009 and the combined carve-out results of operations and cash flows for the five month period ended May 31, 2007 and the two month period ended July 31, 2007 of the Company (Predecessors), in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada September 30, 2010	/s/ ERNST & YOUNG LLP Chartered Accountants

YAMUNA SPIRIT AND KAVERI SPIRIT (Notes 1 and 2)
COMBINED CARVE-OUT STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Successor					Predecessors
	Three				Five	Two	Five
	Months		Years		Months	Months	Months
	Ended		Ended		Ended	Ended	Ended
	March 31,		December 31,		December 31,	July 31,	May 31,
	2010	2009	2009	2008	2007	2007	2007
	$	$	$	$	$	$	$
	(unaudited)
REVENUES
Voyage revenues	—	—	—	1,140	9,891	—	382
Net pool revenues from affiliates (note 10d)	2,865	7,589	17,397	37,906	1,734	3,703	14,280
Time charter revenues	2,751	—	1,865	—	—	—	—

Total revenues	5,616	7,589	19,262	39,046	11,625	3,703	14,662

OPERATING EXPENSES
Voyage expenses	108	66	123	592	4,688	—	5
Vessel operating expenses	1,506	1,199	5,036	6,285	1,319	906	2,164
Depreciation and amortization	2,265	2,286	9,074	8,759	3,672	1,409	2,052
General and administrative expense ($562, $486, $2,319, $2,086, $1,048, $254 and $825 respectively, from related parties — notes 10a and 10d)	562	486	2,319	2,086	1,048	254	825

Total operating expenses	4,441	4,037	16,552	17,722	10,727	2,569	5,046

Income from vessel operations	1,175	3,552	2,710	21,324	898	1,134	9,616

OTHER ITEMS
Interest expense ($(287), $(653), $(1,847), $(4,861), $(2,658), $(1,607) and $(700) respectively, from related parties – note 10b)	(391)	(785)	(2,319)	(7,978)	(3,124)	(2,005)	(1,745)

Total other items	(391)	(785)	(2,319)	(7,978)	(3,124)	(2,005)	(1,745)

Income (loss) before income taxes	784	2,767	391	13,346	(2,226)	(871)	7,871
Income tax expense	(48)	(246)	(246)	(93)	—	—	—

Net income (loss)	736	2,521	145	13,253	(2,226)	(871)	7,871

     The accompanying notes are an integral part of the combined carve-out financial statements.

YAMUNA SPIRIT AND KAVERI SPIRIT (Notes 1 and 2)
COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	March 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
ASSETS
Current
Pool receivables from affiliates, net (note 10d)	1,424	1,401	2,626
Accounts receivable	137	165	149
Due from affiliates (note 10e)	82,871	90,981	71,622
Prepaid expenses and other current assets	457	351	1,552

Total current assets	84,889	92,898	75,949

Vessels and equipment
At cost, less accumulated depreciation of $23,750 (2009 - $21,484 and 2008 - $12,430)	165,829	167,888	176,678
Non-current amounts due from affiliates (note 10e)	604	604	1,138
Other non-current assets	364	377	425
Goodwill (note 6)	4,147	4,147	4,147

Total assets	255,833	265,914	258,337

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	322	179	186
Accrued liabilities
Voyage and vessel	876	942	845
Interest	5	10	1
Payroll and benefits to related party	337	321	397

Total current liabilities	1,540	1,452	1,429

Long-term debt (note 8)	159,618	162,453	174,363

Total liabilities	161,158	163,905	175,792

Owner’s equity
Owner’s equity	94,675	102,009	82,545

Total owner’s equity	94,675	102,009	82,545

Total liabilities and owner’s equity	255,833	265,914	258,337

The accompanying notes are an integral part of the combined carve-out financial statements.

YAMUNA SPIRIT AND KAVERI SPIRIT (Notes 1 and 2)
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Successor					Predecessors
	Three				Five	Two	Five
	Months		Years		Months	Months	Months
	Ended		Ended		Ended	Ended	Ended
	March 31,		December 31,		December 31,	July 31,	May 31,
	2010	2009	2009	2008	2007	2007	2007
	$	$	$	$	$	$	$
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	736	2,521	145	13,253	(2,226)	(871)	7,871
Non-cash items:
Depreciation and amortization	2,265	2,286	9,074	8,759	3,672	1,409	2,052
Other — net	13	12	48	47	3	—	—
Change in working capital items related to operating activities:
Pool receivables from affiliate, net	(24)	326	1,225	(2,626)	4,093	(609)	433
Accounts receivable	29	(11)	(17)	6,268	(6,417)	—	—
Prepaid expenses and other current assets	(106)	1,085	1,201	(1,465)	28	307	(141)
Accounts payable	143	195	(7)	(1,004)	1,120	(67)	18
Accrued liabilities	(55)	(141)	31	597	646	(318)	1
Expenditures for drydocking	—	—	—	(2,229)	(1,897)	(38)	(9)

Net operating cash flow	3,001	6,273	11,700	21,600	(978)	(187)	10,225

FINANCING ACTIVITIES
Prepayments of long-term debt	(30,778)	(26,376)	(169,997)	(114,448)	(107,413)	(39,147)	(1,119)
Proceeds from long-term debt	27,943	20,068	158,087	94,410	108,754	—	—
Debt issuance costs	—	—	—	(90)	(385)	—	—
Net receipt (advances) to affiliates	8,110	19,074	(18,825)	17,338	(70,801)	37,646	(9,920)
Equity contributions from / (distributions to) owner, net	(8,070)	(19,073)	19,319	(17,339)	71,029	1,689	952

Net financing cash flow	(2,795)	(6,307)	(11,416)	(20,129)	1,184	188	(10,087)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(206)	34	(284)	(1,471)	(206)	(1)	(138)

Net investing cash flow	(206)	34	(284)	(1,471)	(206)	(1)	(138)

Net change in cash and cash equivalents	—	—	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—	—	—

Cash and cash equivalents, end of period	—	—	—	—	—	—	—

Supplemental cash flow information:
Cash paid during the period for:
Interest	378	773	2,270	7,931	3,121	1,991	1,720

The accompanying notes are an integral part of the combined carve-out financial statements.
Non-cash investing and financing — see note 5

YAMUNA SPIRIT AND KAVERI SPIRIT (Notes 1 and 2)
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

Owner’s
Equity
$
Predecessors:

Balance as at December 31, 2006	124,160

Net income and comprehensive income	7,871
Equity contributions from owner, net	952

Balance as at May 31, 2007	132,983

Acquisition of Parent Company by Omaha Inc.	(115,974)
Net loss and comprehensive loss	(871)
Equity contributions from owner, net	1,690

Balance as at July 31, 2007	17,828

Successor:

Net loss and comprehensive loss	(2,226)
Equity contributions to owner, net	71,029

Balance as at December 31, 2007	86,631

Net income and comprehensive income	13,253
Equity distributions to owner, net	(17,339)

Balance as at December 31, 2008	82,545

Net income and comprehensive income	145
Equity contributions to owner, net	19,319

Balance as at December 31, 2009	102,009

Net income and comprehensive income (unaudited)	736
Equity distributions to owner, net (unaudited)	(8,070)

Balance as at March 31, 2010 (unaudited)	94,675

The accompanying notes are an integral part of the combined carve-out financial statements.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
1.	Nature of Operations and Economic Dependence
Yamuna Spirit L.L.C. and Kaveri Spirit L.L.C. (collectively, the Company) consists of the assets, liabilities and operations of the vessels the Yamuna Spirit and the Kaveri Spirit (collectively, the Vessels). The Yamuna Spirit and the Kaveri Spirit are both Suezmax tankers. For all the periods presented in these combined carve-out financial statements the Kaveri Spirit operated on voyage charters or participated in a Suezmax tanker pool managed by a Teekay Corporation subsidiary (or the Gemini Pool). From January 1, 2007 until November 1, 2009, the Yamuna Spirit operated on voyage charters or participated in a Suezmax tanker pool managed by a Teekay Corporation subsidiary. On November 1, 2009, the Yamuna Spirit was employed on a fixed-rate, time-charter contract that is scheduled to expire in May 2012, which includes a profit share component (subject to prevailing market rates). Thus, from November 1, 2009, a substantial portion of the Company’s revenues have been earned pursuant to the contract with this one customer. Consequently, the Company is exposed to loss should the customer not be able to pay amounts owing for services provided under the contract and is economically dependent upon the customer to fulfill its contractual obligations. The Company requires no collateral from this customer.

On April 14, 2010, the Kaveri Spirit L.L.C. and the Yamuna Spirit L.L.C. were sold from Teekay Corporation (or Teekay) to its subsidiary Teekay Tankers Ltd. See Note 11.
2.	Basis of Presentation
The combined carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the combined carve-out financial statements. These financial statements include the accounts of the Kaveri Spirit L.L.C. (formerly Janet Shipping L.L.C.) and the Yamuna Spirit L.L.C (formerly Dakota Shipping L.L.C.) (or the ShipOwning LLCs) and any transactions specifically attributable to the operation of the Vessels that were incurred by companies other than the ShipOwning LLCs that are under common control of Teekay. The ShipOwning LLCs are limited liability companies incorporated in the Marshall Islands. The preparation of these combined carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Company, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Vessels to Teekay Tankers Ltd.

On June 1, 2007, 100% of OMI Corporation was acquired by Omaha Inc., an acquisition company owned 50% each by Teekay and a third party, A/S Dampskibsselskabet TORM (“Torm”). OMI Corporation operated a wide range of shipping assets including ownership of the ShipOwning LLCs. On August 1, 2007 substantially all of the assets owned by OMI were sold to either Teekay or Torm. Teekay acquired the ShipOwning LLCs and other assets pursuant to this sale. OMI Corporation was a seaborne transporter of crude oil and refined petroleum products operating in the international shipping markets and until June 1, 2007, was a publicly traded corporation listed on the New York Stock Exchange.

In the accompanying combined carve-out financial statements, adjustments to the carrying values of certain assets and liabilities, including an allocation of goodwill, have been made on a push-down basis as of June 1, 2007 for the consideration and related costs paid by Omaha Inc. in connection with the acquisition by it of OMI Corporation. The amount of goodwill allocated to the Company was determined using the relative fair value of the Vessels acquired. Due to the impact of push down accounting, the Company’s combined carve-out financial statements and certain note presentations for the year ended December 31, 2007 are presented in three distinct periods to separate the periods that the Vessels were controlled by different parties. The basis of accounting changed on June 1, 2007, as reflected in Note 5. The five months ended May 31, 2007 reflect the results of operations, changes in cash flows and owner’s equity of the Vessels for the period up to the date OMI Corporation was acquired by Omaha, Inc. The two months ended July 31, 2007 reflect the results of operations, changes in cash flows and changes in owner’s equity of the Vessels for the period that the Vessels were under joint control between Teekay and Torm through Omaha, Inc. Both of these periods are labeled as “Predecessors”. All periods subsequent to July 31, 2007, reflect the financial position, results of operations, changes in cash flows and owner’s equity of the Vessels under control of Teekay and are labeled as “Successor”. The accompanying combined carve-out financial statements include a black line division which indicates that the two Predecessor reporting entities and the Successor reporting entities shown are not comparable.

The parent company of the ShipOwning LLCs used a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of the parent company. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions from these bank accounts that were made on behalf of the ShipOwning LLCs are reflected in these combined carve-out financial statements as increases or decreases of amounts due from affiliates. Any cash transactions specifically attributable to the operation of these Vessels that were incurred by companies other than the ShipOwning LLCs are reflected in these combined carve-out financial statements as increases or decreases in owner’s equity.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
2.	Basis of Presentation (cont’d)
For the five months ended May 31, 2007 and the two months ended July 31, 2007, interest expense includes the allocation of interest based upon the weighted-average outstanding balance of loan facilities that were used to finance the acquisition of the vessels and the weighted-average interest rate outstanding on these loan facilities. For the two months ended July 31, 2007, interest expense includes an allocation of interest expense on Teekay’s loans used to finance the acquisition of OMI Corporation. For the Successor, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of the Vessels and the weighted-average interest rate outstanding on these loans. See Note 8.

In the preparation of these combined carve-out financial statements, certain general and administrative expenses were not identifiable as relating solely to the Vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. These general and administrative expenses have been allocated to these combined carve-out financial statements based on estimated use of corporate resources. The resulting amount of general and administrative expenses allocated for each of the periods presented is based on the proportionate share of the total ship-operating (calendar) days in the applicable period. Management believes this allocation reasonably presents the general and administrative expenses of the Company. See Note 10a.
3.	Significant Accounting Policies
a.	Reporting and functional currency

The combined carve-out financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined carve-out statements of income (loss).

b.	Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters; its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters. Voyage expenses and vessel operating expenses are recognized when incurred.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivable from affiliates – net.

c.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at March 31, 2010, December 31, 2009 and 2008.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
d.	Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the three months ended March 31, 2010 and 2009 totaled $2.1 million and $2.1 million, respectively (unaudited). Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 totaled $8.3 million, $8.2 million, $3.6 million, $1.4 million, and $2.1 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

The Company’s estimate of salvage values takes into account the current scrap prices and the historical scrap rates over the five preceding years. Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. As a result of increased salvage values, depreciation and amortization expense has decreased by $0.4 million and net income has increased by $0.4 million for each of the years ended December 31, 2009 and 2008.

Generally, the Company drydocks each vessel every 2.5 to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated commencement of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking.

Drydocking activity for the periods indicated is as follows:

	Successor				Predecessors
	Three
	Months			Five Months	Two Months	Five Months
	Ended	Years Ended		Ended	Ended	Ended
	March 31,	December 31,		December 31,	July 31,	May 31,
	2010	2009	2008	2007	2007	2007
	(unaudited)
Balance – beginning of period	2,613	3,431	1,777	47	9	—
Acquisition of 50% of OMI	—	—	—	(47)	—	—
Cost incurred for drydocking	—	—	2,229	1,897	38	9
Drydock amortization	(205)	(818)	(575)	(120)	—	—

Balance –end of period	2,408	2,613	3,431	1,777	47	9

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

e.	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of are amortized using the effective interest rate method over the term of the facility. Amortization of debt issuance costs is included in interest expense.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
f.	Goodwill

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

g.	Income taxes

The tax benefit from an uncertain tax position is recognized as a reduction to tax expense when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the taxing authorities. The amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the taxing authorities. The Company recognizes interest and penalties related to uncertain tax positions in tax expense.

Potential tax on freight income recognized by the Company for periods indicated is as follows:

	Successor				Predecessors
	Three
	Months			Five Months	Two Months	Five Months
	Ended	Years Ended		Ended	Ended	Ended
	March 31,	December 31,		December 31,	July 31,	May 31,
	2010	2009	2008	2007	2007	2007
	(unaudited)
Liability – beginning of period	339	93	—	—	—	—
Potential tax on freight income	48	246	93	—	—	—

Liability – end of period	387	339	93	—	—	—

The Company has incurred no other income taxes for any of the periods presented. The Company believes that it is not subject to taxation under the laws of the Republic of The Marshall Islands, and qualifies for the Section 883 exemption under U.S. federal income tax purposes.
4.	Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is permitted. The Company is currently assessing the potential impact, if any, on its combined carve-out financial statements.
5.	Teekay’s Acquisition of OMI Corporation
On June 1, 2007, 100% of OMI Corporation was acquired by Omaha Inc., an acquisition company owned 50% each by Teekay and Torm. The acquisition was financed with debt. OMI Corporation owned the ShipOwning LLCs. The combined carve-out financial statements for periods prior to June 1, 2007 reflect the historical cost basis of the assets and liabilities of the Vessels. The purchase of OMI Corporation was accounted for using the purchase method of accounting. On June 1, 2007, the estimated fair value of assets and liabilities of OMI Corporation were determined. The difference between the estimated fair values and corresponding carrying values were added to or subtracted from the existing carrying values on June 1, 2007. Teekay and Torm divided most of OMI Corporation’s assets equally between the two companies with effect in August 1, 2007. The ShipOwning LLCs were among the assets distributed to Teekay.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
5.	Teekay’s Acquisition of OMI Corporation – (cont’d)

The following table is a condensed balance sheet of the ShipOwning LLCs, which shows the amounts assigned to each major asset and liability caption on June 1, 2007.

June 1,
2007

ASSETS
Current assets	3,907
Vessels and equipment	184,676
Due from affiliates	56,942
Goodwill (note 6)	4,147

Total assets acquired	249,672

LIABILITIES
Accounts payable and accrued liabilities	372
Current portion of long-term debt	2,237
Long-term debt	36,910

Total liabilities assumed	39,519

Net assets acquired (cash consideration)	210,153

6.	Goodwill
The changes in the carrying amount of goodwill for the periods presented are as follows:

	Successor			Predecessor
	Three Months	Years Ended	Five Months	Two Months
	Ended	December 31,	Ended	Ended
	March 31, 2010	2009 and 2008	December 31, 2007	July 31, 2007
	(unaudited)
Balance at beginning of period	4,147	4,147	4,147	—
Goodwill acquired	—	—	—	4,147

Balance at end of period	4,147	4,147	4,147	4,147

7.	Operating Leases
Charters-out

Time charters of the Company’s vessels to customers are accounted for as operating leases. As at December 31, 2009, one of the Company’s vessels operated pursuant to a time charter. As at December 31, 2009, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $26.2 million, comprised of $11.1 million (2010), $11.1 million (2011), and $4.0 million (2012). The minimum scheduled future revenues should not be construed to reflect total revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The cost and accumulated depreciation of the vessel on time charter was $91.3 million and $10.9 million, respectively (December 31, 2009), and $91.2 million and $6.5 million, respectively (December 31, 2008).
8.	Long-Term Debt

	March 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
U.S. Dollar-denominated Revolving Credit Facility	19,586	30,778	26,376
Push Down Debt of Teekay Corporation	140,032	131,675	147,987

	159,618	162,453	174,363
Current portion	—	—	—

Total	159,618	162,453	174,363

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
8.	Long-Term Debt – (cont’d)

The Company and other subsidiaries of Teekay and Teekay Tankers Ltd. are parties to a revolving credit facility (or the Revolver). The Company and other subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver) and Teekay Tankers Ltd. is a borrower under Tranche A of the Revolver (or the Tranche A Revolver). If any borrower under the Tranche B Revolver is acquired by Teekay Tankers Ltd., the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met. As of March 31, 2010, the Company’s share of the Tranche B Revolver provided for borrowings of up to $115.0 million, of which $95.4 million was undrawn. The Company’s share of the total amount available under the Revolver reduces by a semi-annual amount of $6.3 million commencing in 2012, with the remaining balance due on maturity of the Revolver in November 2017. As of March 31, 2010, the entire outstanding amount was repayable on maturity. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.55%. The Revolver is collateralized by first-priority mortgages granted on, among other things, the Company’s two vessels, together with other related security, and includes a guarantee from Teekay for all outstanding amounts. The Revolver requires that Teekay and certain of its subsidiaries maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35 million and 5.0% of total debt. As at March 31, 2010 and December 31, 2009, Teekay was in compliance with all covenants on the Revolver.

Push Down Debt of Teekay consists of an allocation of Teekay’s corporate credit facilities. These corporate credit facilities were used to finance the acquisition of the Vessels from OMI Corporation. Teekay used the proceeds from the sale of the Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C. to repay these corporate credit facilities. Interest payments are based on LIBOR plus a margin. These corporate credit facilities are collateralized by first-priority mortgages granted on certain vessels of Teekay, together with other related security.

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2010 was 0.88% (December 31, 2009 – 0.84%, December 31, 2008 – 1.53%).
9.	Fair Value Measurements and Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term debt – The fair values of the Company’s long-term debt are based on estimates using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the borrower.

Amounts due from affiliates – The fair value of the current and non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying combined carve-out balance sheets.

The estimated fair value of the Company’s financial instruments is as follows:

	March 31, 2010		December 31, 2009		December 31, 2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	Asset	Asset	Asset	Asset	Asset	Asset
	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)
	$	$	$	$	$	$
(unaudited)
Long-term debt	(159,618)	(142,798)	(162,453)	(148,863)	(174,363)	(156,008)

10.	Related Party Transactions
The following related party transactions consist primarily of allocations from Teekay, the basis for which is explained in Note 2.
a)	Certain general and administrative expenses have been allocated to the Company from the parent company of the Vessels based on estimated use of resources. The amount allocated was $nil and $0.3 million for the three months ended March 31, 2010 and 2009 (unaudited), $1.2 million and $0.6 million for the years ended December 31, 2009 and 2008, $0.7 million for the five months ended December 31, 2007. During the two months ended July 31, 2007 and the five months ended May 31, 2007, $0.1 million and $0.3 million of general and administrative expenses, incurred by OMI Corporation, have been allocated to the Predecessors. See Note 1.

YAMUNA SPIRIT AND KAVERI SPIRIT
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
10.	Related Party Transactions – (cont’d)
b)	Interest expense on credit facilities of OMI that were used to finance the acquisition of the Vessels has been allocated to the Company. The amount allocated was $0.4 million for the two months ended July 31, 2007 and $0.7 million for the five months ended May 31, 2007. For the two months ended July 31, 2007, interest expense includes an allocation of $1.2 million of interest expense on Teekay’s loans used to finance the acquisition of OMI Corporation. For the Successor, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of the Vessels and the weighted-average interest rate outstanding on these loans. The amount allocated was $0.3 million and $0.7 million for the three months ended March 31, 2010 and 2009 (unaudited), $1.8 million and $4.9 million for the years ended December 31, 2009 and 2008 and $2.7 million for the five months ended December 31, 2007.

c)	The parent company of the ShipOwning LLCs used a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of the parent company. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions specifically attributable to the operation of the Vessels that were incurred by companies other than the ShipOwning LLCs are reflected in these combined carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions (distributions) was $(8.1) and $(19.1) million for the three months ended March 31, 2010 and 2009 (unaudited), respectively, $19.3 million and $(17.3) million for the years ended December 31, 2009 and 2008, $71.0 million for the five months ended December 31, 2007, $1.7 million for the two months ended July 31, 2007, and $1.0 million for the five months ended May 31, 2007.

d)	Voyage revenues and voyage expenses of the Company’s vessels operating in the Gemini Pool are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula and are presented in the Company’s statements of income as “net pool revenues”. Teekay subsidiaries provides commercial services to the pool participants and administers the pool in exchange for a fee of 1.25% of the gross revenues attributable to each pool participant’s vessels plus $275 per vessel per day. In addition, Teekay subsidiaries provide technical and administrative services to the Company. The fees for commercial, technical and administrative services incurred by the Company were $0.6 million and $0.2 million for the three months ended March 31, 2010 and 2009 (unaudited), $1.1 million and $1.5 million for the years ended December 31, 2009 and 2008, $0.3 million for the five months ended December 31, 2007, $0.2 million for the two months ended July 31, 2007 and $0.5 million for the five months ended May 31, 2007, which are reflected as general and administrative expenses.

The Company advanced funds to the pool manager for working capital purposes totaling $0.6 million (March 31, 2010 and December 31, 2009) and $1.1 million (December 31, 2008). The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

e)	Amounts due from affiliates at March 31, 2010, December 31, 2009 and 2008 are without interest or stated terms of repayment.
11.	Commitments and Contingencies
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage.
12.	Subsequent Events
The Company evaluated events and transactions occurring after the balance sheet date and through the day the combined carve-out financial statements were available to be issued, which was September 30, 2010.
b)	On April 14, 2010, the Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C. were sold from Teekay to its subsidiary Teekay Tankers Ltd. for $124.2 million.